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AM 7/22/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED



03051840

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 44214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ Mergers & Aaquisitions Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, 17th Floor
(No. and Street)

Chicago (City) — Illinois (State) — 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Martin — (312) 602-6717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Shannon and Company
(Name – *if individual, state last, first, middle name*)

2 Salt Creek Lane, Hinsdale, Illinois 60521
(Address) (City) (State) (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
JUL 21 2003
WASH. D.C.
181
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Patrick J. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Mergers & Acquisitions Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title


OFFICIAL SEAL
TERESA A DUKE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS Reconciliation

Balance Sheet

Cash	x	$	2,197,473	
Securities	x		250,000	
Net Property & Equipment	x		147,094	
Other Assets:				
Accounts Receivable	x		71,461	
Client Disbursements			-	
Notes Receivable - Current			-	
Intercompany Receivable			-	
Other Receivables - Current			-	
NASD Warrants	x		3,300	
Prepaid Insurance	x		82,252	
Security Deposit			-	
Total Other Assets	x		110,306	
Total Assets		$	2,861,886	*** rounding**
Accounts Payable	x	$	30,455	
Intercompany Clearing	x		263,349	
Accrued Salaries & Wages	x		739,921	
Unearned Revenue - ST	x		65,931	
Referral Fee Payable - Current	x		5,000	
CBIZ Mgmt - Other Taxes Payable			498,391	
Referral Fee Payable - Long Term			15,000	
Total A/P accrued liab., expenses and other		$	1,618,047	
Capital Stock			1,576,591	
Additional Paid-in Capital			-	
Retained Earnings			(332,753)	
Total Equity			1,243,838	*** rounding**
Total Liabilities & Stockholder's Equity		$	2,861,885	*** rounding**

Income Statement

Advisory Assignments/Other Revenue	$	5,043,360
Salaries and Other Employment Costs for general partners & voting stockholder officers		-
Other Employee Compensation and Benefits		2,610,664
Regulatory Fees & Expenses		9,715
Other Expenses		1,177,183
Total Expenses	$	3,797,562
Income Before Taxes	$	1,245,798
Provision for Federal Income Taxes		498,391
Net Income	$	747,407

Statement of Changes in Ownership Equity Reconciliation

Beginning OE (9/30/02)	*$*	*968,789.00*
Net Income (loss)		*1,275,051*
Balance, end of period		*2,243,840*
*Adjustment****		*(1,000,000.00)*
Ending OE (12/31/02)		*1,243,840*

***Represents Dividend payment to Corporate office (Century Business Services, Inc.)

Net Capital Calculation
December 2002

	Original Focus	*Amended Focus*	*Original Audit*	*Amended Audit w/Tax Entry*
Total Assets:	$ 2,861,886	$ 2,861,886	$ 2,861,886	$ 2,861,886
Less:				
Non-Allowable				
Non - Control Acct $	$ -	$ -	$ -	$ -
Investments	$ (250,000)	$ (250,000)	$ (250,000)	$ (250,000)
A/R	(71,461)	(71,461)	(71,461)	(71,461)
Note Receivable	-	-	-	-
Intercompany	-	-	-	-
Prepaid Expense	(82,252)	(82,252)	(82,252)	(82,252)
Other Expenses	(3,300)	(3,300)	(3,300)	(3,300)
Net PPE	(147,094)	(147,094)	(147,094)	(147,094)
Long Term Assets	(110,306)	(110,306)	(110,306)	(110,306)
Total Non-Allowable	$ (664,413)	$ (664,413)	$ (664,413)	$ (664,413)
Aggregate Indebtedness				
A/P	$ (30,455)	$ (30,455)	$ (30,455)	$ (30,455)
Intercompany	(263,349)	(263,349)	(263,349)	(263,349)
Accrued Expenses	(739,921)	(739,921)	(739,921)	(739,921)
Taxes Payable	-	**(498,391)**	-	(498,391)
Accrued Expenses		**(20,000)**	**(20,000)**	**(20,000)**
Unearned Revenue	(65,931)	(65,931)	(65,931)	(65,931)
Total AI	$ (1,099,656)	**$(1,618,047)**	**$(1,119,656)**	**$ (1,618,047)**
Net Capital Before Haircuts	$ 1,097,817	**$ 579,426**	**$ 1,077,817**	**$ 579,426**
Less Haircuts:				
2% Money Market Haircut	$ (43,943)	$ (43,943)	$ (43,943)	$ (43,943)
Adjusted Net Capital	$ 1,053,874	$ 535,483	$ 1,033,874	$ 535,483
Minimum Net Capital Calculation:				
6 2/3% AI (or)	$ 73,310	$ 107,869	$ 74,643	$ 107,869
Minimum $	$ 5,000	$ 5,000	$ 5,000	$ 5,000
Minimum Net Capital	$ 73,310	$ 107,869	$ 74,643	$ 107,869
Excess Net Capital	$ 980,564	$ 427,614	$ 959,231	$ 427,614